BRF S.A.
Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in accordance with item XXXII of article 33 of CVM Instruction no. 80/2022 informs its shareholders and the market in general of the following related party transaction:

Related Party Names	BRF S.A. and Potengi Holdings S.A. ("Potengi" or "Issuer").
Relationship with the Company	BRF holds 24% of Potengi's voting capital, with the remaining portion of the voting capital held by AES Brasil Energia S.A. ("AES Brazil"). Potengi, therefore, is BRF's affiliate company, since BRF exercises significant influence over the issuer, but does not control it.
Date of the Transaction	December 16, 2022
Main Terms and Conditions	BRF issued a guarantee to the promissory commercial notes issued by Potengi, public offering with limited distribution efforts, pursuant to the terms of CVM Instruction No. 476/2009 ("Offer"), with maturity in eighteen (18) months. The total amount of the Offer is R$ 700,000,000.00 (seven hundred million Brazilian reais). BRF issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount ("Guarantee"), whilst AES Brazil issued a joint guarantee covering the remaining amount. There is no joint liability between BRF and AES Brazil.
Explanations why the Company management considers that the transaction is equitable	The Company management considers the issuing of the Guarantee to be equitable and in BRF's interest, since (i) the issuance of Guarantee by Potengi's shareholders is a condition for the

	distribution of the Offer; (ii) the Guarantee issued by BRF is restricted to the company corporate stake in Potengi, with AES Brazil also issuing guarantee in proportion to its stake; and (iii) the terms and conditions of the guarantee shall be exactly the same applicable to the guarantee granted by AES Brazil, with no joint liability between BRF and AES Brazil.
Potential participation of the counterparty, its partners, or managers in the decision process of the Company regarding the transaction or the negotiation of the transaction as representatives of the Company, describing such participation	There has been no involvement neither from Potengi, its managers and/nor of AES Brazil in the decision-making process by BRF regarding the granting of the guarantee, nor did such persons participate in the negotiation of the transaction as representatives of BRF.

São Paulo, December 16, 2022.

Fabio Luis Mendes Mariano
Chief Financial and Investor Relations Officer